UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2014

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F   ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	24 November 2014

Number	22/14

SENIOR EXECUTIVE CHANGES

BHP Billiton Chief Executive Officer, Andrew Mackenzie, today announced changes to the Group Management Committee (GMC).

Athalie Williams will join the GMC on 1 January 2015 to replace Mike Fraser as President, Human Resources. As announced today, Mike will become President and Chief Operating Officer Elect Africa of the proposed demerged company.

Athalie is currently Vice President Human Resources, Marketing, having previously worked in HR roles in the Uranium business and in Melbourne where she was instrumental in the early development of the Company’s talent framework. She has been a senior member of the HR leadership team for many years and will relocate from Singapore to Melbourne.

Mr Mackenzie said: “I am pleased to welcome Athalie to her new role as President, Human Resources and to the GMC. Athalie has demonstrated strong leadership at BHP Billiton and she is an exceptional choice to lead the development of our organisation and culture.

“Mike Fraser will bring to the proposed new company leadership skill and experience developed over many years in BHP Billiton, in a variety of roles in multiple locations and in businesses including Coal and Aluminium.”

Daniel Malchuk, currently President, Aluminium Manganese and Nickel (AMN), will become President, Copper effective 1 March 2015. Daniel will replace Peter Beaven who, as previously announced, was appointed Chief Financial Officer in October following Graham Kerr’s appointment as Chief Executive Officer Elect of the proposed new company. Daniel will retain responsibility for Nickel West and will relocate from Perth to Santiago, Chile.

Edgar Basto, who has been Acting President, Copper will move to a new senior leadership role which will be announced in due course.

“Danny’s strong leadership of the AMN business and his diverse commercial and operational experience will be an asset to Copper. I would like to thank Edgar for his ongoing leadership of Copper and I look forward to continuing to work with Danny as he assumes his new role in March,” Mr Mackenzie said.

In addition to the changes related to senior executive appointments associated with the proposed demerger, Mr Mackenzie also announced portfolio changes for two GMC members as part of the company’s approach to strategic planning of senior leadership roles.

Effective 1 January 2015 Mike Henry will move to the role of President, Coal. He will relocate to Brisbane. Mike joined the GMC in 2011 and is currently President, Health, Safety, Environment (HSE), Marketing and Technology. Dean Dalla Valle who is currently President, Coal will relocate to Melbourne and will become President, HSE, Marketing and Technology.

“These portfolio changes recognise the depth of skill and contribution of both Mike and Dean to BHP Billiton,” Mr Mackenzie said.

In addition Jane McAloon, President, Governance and Group Company Secretary, has advised of her intention to leave BHP Billiton in July 2015 after a distinguished eight year career including leadership of the Company’s approach to governance strategy and processes. Jane remains critical to the success of the demerger proposal and will remain on the GMC until the completion of the demerger following the Extraordinary General Meetings, expected in May 2015.

Margaret Taylor will join BHP Billiton in the new year as Company Secretary. Margaret has most recently been Group Company Secretary and Head of Group Governance at the Commonwealth Bank of Australia. She was previously Group General Counsel and Company Secretary at Boral, and has also worked in BHP Billiton’s Legal group.

BHP Billiton Chairman, Jac Nasser, said: “Jane has made an exceptional contribution to the work of the Board. Her counsel and support have made her a trusted adviser to me and to all of the other members of the Board over many years. Her experience, leadership and commitment to the principles and practices of good governance have been invaluable. While we are sorry to see Jane go we wish her well in the future.”

Mr Mackenzie recognised Jane’s contribution to the work of the GMC. “As a member of the GMC, Jane’s management expertise, knowledge of BHP Billiton’s business and understanding of global business and policy trends have been critically important to the setting of Company strategy and direction. Jane will be greatly missed by all of us.

“I welcome Margaret Taylor’s return to BHP Billiton as Company Secretary. I look forward to working with Margaret and to her contribution to the Company as one of our senior global leaders,” Mr Mackenzie said.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

BHP BILLITON GROUP MANAGEMENT COMMITTEE

•	Chief Executive Officer, Andrew Mackenzie

•	Chief Financial Officer, Peter Beaven

•	President, Corporate Affairs, Tony Cudmore

•	President, Petroleum, Tim Cutt

•	President, HSE, Marketing, and Technology, Dean Dalla Valle (effective 1 January, 2015)

•	Chief Legal Counsel, Geoff Healy

•	President, Coal, Mike Henry (effective 1 January 2015)

•	President, Governance and Group Company Secretary, Jane McAloon (until demerger completion)

•	President, Copper, Daniel Malchuk (effective 1 March 2015)

•	President, Human Resources, Athalie Williams (effective 1 January 2015)

•	President, Iron Ore, Jimmy Wilson

Media Relations	Investor Relations

Australia	Australia

Emily Perry

Tel: +61 3 9609 2800 Mobile: +61 477 325 803

email: Emily.Perry@bhpbilliton.com

Paul Hitchins

Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001

email: Paul.Hitchins@bhpbilliton.com

Eleanor Nichols

Tel: +61 3 9609 2360 Mobile: +61 407 064 748

email: Eleanor.Nichols@bhpbilliton.com

United Kingdom

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Jennifer White

Tel: +44 20 7802 7462 Mobile: +44 7827 253 764

email: Jennifer.White@bhpbilliton.com

Americas

Ruban Yogarajah

Tel: +44 20 7802 4033 Mobile: +44 7827 082 022

email: Ruban.Yogarajah@bhpbilliton.com

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Jonathan Price

Tel: +44 20 7802 4131 Mobile: +44 7990 527 726

email: Jonathan.H.Price@bhpbilliton.com

Dean Simon

Tel: +44 20 7802 7461 Mobile: +44 7717 511 193

email: Dean.Simon@bhpbilliton.com

Americas

James Agar

Tel: +1 212 310 1421 Mobile: +1 347 882 3011

email: James.Agar@bhpbilliton.com

Joseph Suarez

Tel: +1 212 310 1422 Mobile: +1 646 400 3803

email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 16, 171 Collins Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1LH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 November 2014	By:	Nicole Duncan
	Name:	Nicole Duncan
	Title:	Company Secretary